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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of May, 2005

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - May 2, 2005

PRESS RELEASE - MAY 2, 2005


                                  PRESS RELEASE

                              FOR IMMEDIATE RELEASE


     Toronto, Ontario - May 2, 2005: Consolidated Mercantile Incorporated ("CMC"
- T.S.X.) ("CSLMF" - NASDAQ) announced today that it has agreed to purchase for cancellation $550,000 of its issued and outstanding 11.9% convertible debentures (the "Debentures") from Cambrelco Inc. for the price of $870,000. The Debentures bear interest at the rate of 11.9% per annum, are convertible into 183,333 common shares of the Corporation at $3.00 per share and mature on September 8, 2006. Cambrelco Inc., the owner of the Debentures is controlled by Fred Litwin, an officer, director and indirectly the controlling shareholder of the Corporation. It is anticipated that the transaction will close on or about May 31, 2005.

     Pursuant to Ontario Securities Commission Rule 61-501, the transaction is a Related Party Transaction; however due to its small size is exempt from the formal valuation and minority shareholder approval requirements of Rule 61-501. The proposed transaction was unanimously approved by both a special committee of the independent directors and the board of directors of the Corporation as being in the best interests of the Corporation. The Special Committee and the Board in approving the transaction took into account that the purchase for cancellation of the Debentures would be anti-dilutive and would also result in significant savings in interest costs.



For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: May 3, 2005                       By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary